BioHarvest Sciences Announces Uplisting to the Nasdaq Global Market

Common Shares to Begin Trading on Nasdaq on Tuesday, November 12, 2024

Vancouver, British Columbia and Rehovot, Israel – November 7, 2024 – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”) (CSE: BHSC) (OTCQB: CNVCF), a company pioneering its patented Botanical Synthesis technology platform, today announced that the Nasdaq Stock Market LLC has approved the listing of the Company’s common shares on the Nasdaq Global Market (“Nasdaq”).

The Company expects to begin trading on the Nasdaq on Tuesday, November 12th, 2024, under the new symbol “BHST”. The company’s common shares will trade on the OTCQB until market close on November 11th, 2024, and will continue to trade on the Canadian Securities Exchange (“CSE”).

Dr. Zaki Rakib, Chairman of BioHarvest Sciences, said: “We are pleased to announce the listing of our shares on the Nasdaq, representing a significant capital markets milestone for BioHarvest Sciences and our valued shareholder partners. We believe this listing will serve to expand our potential shareholder base, improve liquidity and elevate our public profile in the industry – ultimately helping to enhance long-term shareholder value creation.”

Ilan Sobel, Chief Executive Officer of BioHarvest Sciences, concluded: “I am incredibly proud of the efforts of the whole team at BioHarvest, whose operational execution has positioned us to list on a senior U.S. exchange and tap into a global shareholder base. We look forward to our first day of trading on the Nasdaq on Tuesday, November 12, 2024. I would like to thank our valued shareholder partners, whose significant support has played an important role in our continued success.”

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (CSE: BHSC) (OTCQB: CNVCF) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow the active ingredients in plants, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. There is no assurance of additional future contracts. Readers are cautioned that future contracts or increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accept responsibility for the adequacy or accuracy of this release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibility for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations & Director

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

BHSC@mzgroup.us